SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For the month of July, 2007
Commission File Number: 333-132381
CHINA GRENTECH CORPORATION LIMITED
16/F, Block B, Zhongyin Tower,
Caitian North Road, Futian District, Shenzhen 518026
People’s Republic of China
Tel: (86 755) 8350-1796
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                              Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ☐                              No ☑
     (If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-                    . )
     N/A

CHINA GRENTECH CORPORATION LIMITED
Form 6-K

SIGNATURES
EX-99.1 NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS AND PROXY STATEMENT FOR 2007 ANNUAL GENERAL MEETING
EX-99.2 FORM OF PROXY CARD FOR HOLDERS OF ORDINARY SHARES
EX-99.3 FORM OF VOTING INSTRUCTION CARD TO CITIBANK, N.A. FOR HOLDERS OF AMERICAN DEPOSITARY SHARES
Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on August 9, 2007
     This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting.
     Our 2006 annual report to shareholders is available at http://www.grentech.com.cn under the heading “Investor”. If you want to receive a paper or email copy of our 2006 annual report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to Dora Li of China GrenTech Corporation Limited, at lidongmei@powercn.com.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China GrenTech Corporation Limited

/s/ Rong Yu

Name: Rong Yu
Title: Director, Chief Financial Officer and Principal Accounting Officer

Date: July 25, 2007